UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65194/August 25, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14463

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In the Matter of   :
                                                                        :   ORDER MAKING FINDINGS
AQUA SOCIETY, INC.,   :   AND REVOKING
CENTURION GOLD HOLDINGS, INC., and   :   REGISTRATION BY DEFAULT
POWERRAISE, INC.   :   AS TO ONE RESPONDENT
                                                                        :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 13, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and Division of Enforcement (Division) have provided evidence that Respondent Centurion Gold Holdings, Inc. (Respondent or Centurion) was served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv), on July 18, 2011.[1] Centurion's Answer was due August 1, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). As of today, Centurion has not filed an Answer with the Office of the Secretary. A prehearing telephonic conference was held on August 18, 2011, in which only the Division and Respondent Aqua Society, Inc. participated.

        Centurion is in default for failing to file an Answer to the OIP, appear at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

        Centurion (CIK No. 1164538) is a dissolved Florida corporation located in Primrose, South Africa, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Centurion is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2005, which reported a net loss of $16,113,674 for the prior nine months. As of July 8, 2011, the company's common stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

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[1] The proceeding is still pending as to Respondent Aqua Society, Inc. The proceeding has ended as to Respondent PowerRaise, Inc. See Aqua Society, Inc., Exchange Act Release No. 65004 (August 2, 2011).

In addition to repeated failures to file timely periodic reports, Centurion failed to heed delinquency letters sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Centurion failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondent.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Centurion Gold Holdings, Inc. is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge